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Exhibit 99.1

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(All dollar amounts expressed in thousands of U.S. dollars)

Column A	Column B	Column C		Column D		Column E
		Additions		Deductions
	Balance at beginning of period	Charged to costs and expenses(1)	Charged to product sales(2)	Write-offs of accounts receivable	Sales discounts and allowances	Balance at end of period
Allowance for doubtful accounts, deducted from accounts receivable
Year ended December 31, 2005	$4,716	$427	$6,844	$(421)	$(7,266)	$4,300
Year ended December 31, 2004	3,954	2,365	5,797	(378)	(7,022)	4,716
Year ended December 31, 2003	3,440	—	8,551	(49)	(7,988)	3,954
1.
Amounts represent the reserve for potential credit losses.

2.
Amounts represent the reserve for sales discounts and allowances.

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SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (All dollar amounts expressed in thousands of U.S. dollars)